Filed Pursuant to Rule 433
Registration Statement No. 333-279003
Relating to Preliminary Prospectus
Supplement dated June 18, 2024 to
Prospectus dated April 30, 2024
THE ALLSTATE CORPORATION
$500,000,000
5.050% SENIOR NOTES DUE 2029
FINAL TERM SHEET
Dated June 18, 2024

Issuer:	The Allstate Corporation
Security Type:	Senior Notes
Expected Ratings (Moody’s / S&P)*:	A3 (Negative) / BBB+ (Stable)
Format:	SEC Registered
Trade Date:	June 18, 2024
Settlement Date**:	June 24, 2024 (T+3)
Maturity Date:	June 24, 2029
Principal Amount:	$500,000,000
Coupon (Interest Rate):	5.050%
Interest Payment Dates:	Semi-annually on June 24 and December 24 of each year, beginning on December 24, 2024
Benchmark Treasury:	UST 4.500% due May 31, 2029
Benchmark Treasury Price/Yield:	101-03+ / 4.248%
Spread to Benchmark Treasury:	+85 bps
Yield to Maturity:	5.098%
Price to Public:	99.826%
Optional Redemption:	Callable at the greater of par or the make whole (T + 15 basis points)
Par Call:	At any time on or after May 24, 2029 (one month prior to the Maturity Date)
CUSIP/ISIN:	020002 BL4 / US020002BL42
Joint Book-Runners:	BofA Securities, Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC
Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Penserra Securities LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Senior Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the first business day prior to the settlement date will be required, because the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Senior Notes prior to the first business day prior to the settlement date, you should consult your own advisors.

The Allstate Corporation has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting BofA Securities, Inc. toll-free at 1-800-294-1322; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; Loop Capital Markets LLC collect at 1-312-913-4900; R. Seelaus & Co., LLC toll-free at 1-800-922-0584 or Siebert Williams Shank & Co., LLC toll-free at 1-800-924-1311.